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NOV 29 2010

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2009 (MM/DD/YY) AND ENDING 09/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VINTON STREET CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SANDS POINT ROAD
(No. and Street)

PORT WASHINGTON (City) NY (State) 11050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALWYN V. H. FAREY-JONES (516) 410-6007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, SUITE 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALWYN V. H. FAREY-JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VINTON STREET CAPITAL CORPORATION, as of SEPTEMBER 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Sworn to before me on this 24th day of November, 2010.

Notary Public

KRISHAUN NAGASAR LATCHMAN
Notary Public, State of New York
No. 01LA6195412
Qualified in Queens County
Commission Expires Oct. 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income and Comprehensive Income
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Stockholders of
Vinton Street Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)
Port Washington, NY

We have audited the accompanying statement of financial condition of Vinton Street Capital Corporation (A Wholly-Owned Subsidiary of Inter-Market Financial Corporation) as of September 30, 2010, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vinton Street Capital Corporation (A Wholly-Owned Subsidiary of Inter-Market Financial Corporation) as of September 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, NY
November 15, 2010

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS		
Current assets		
Cash and cash equivalents	$	83,747
Accounts receivable		12,284
Due from parent		56,207
Prepaid expenses		841
Total current assets		**153,079**
TOTAL ASSETS	**$**	**153,079**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	6,619
Income taxes payable		9,595
Total current liabilities		**16,214**
Stockholders' equity		
Common stock, no par value, 100 shares authorized, issued and outstanding		10,100
Retained earnings		126,765
Accumulated other comprehensive income		-
Total stockholders' equity		**136,865**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**153,079**

The accompanying notes are an integral part of these financial statements.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Revenue	
Fee income	$ 49,403
Expenses	
Accommodation expense	9,643
Professional fees	4,500
Regulatory	2,995
Bank charges	413
	17,551
Income from operations	31,852
Other income	
Reimbursed expenses	10,392
Interest and dividend income	42
Realized gain on securities	322
	10,756
Income before provision for income taxes	42,608
Provision for income taxes	9,527
Net income	33,081
Other comprehensive income	
Reclassification adjustment for gain realized in operations	(319)
Total comprehensive income	**$ 32,762**

The accompanying notes are an integral part of these financial statements.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Common Stock		Retained	Accumulated Other Comp.	
	Shares	**Amount**	**Earnings**	**Income**	**Total**
Balance at October 1, 2009	100	$ 10,100	$ 248,684	$ 319	$ 259,103
Dividends paid to stockholders	-	-	(155,000)	-	(155,000)
Net income	-	-	33,081	-	33,081
Reclassification adjustment for gain realized in operations	-	-	-	(319)	(319)
Balance at September 30, 2010	**100**	**$ 10,100**	**$ 126,765**	**$ -**	**$ 136,865**

The accompanying notes are an integral part of these financial statements.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Cash flows from operating activities:	
Net income	$ 33,081
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Realized gain on securities	(322)
(Increase) decrease in operating assets:	
Accounts receivable	(12,284)
Due from parent	87,087
Prepaid expenses	(189)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	2,719
Income taxes payable	7,229
Deferred taxes	(68)
Total adjustments	84,172
Net cash provided by operating activities	117,253
Cash flows from investing activities:	
Proceeds from redemption of securities	120,000
Net cash provided by investing activities	120,000
Cash flows from financing activities:	
Dividends paid to stockholders	(155,000)
Net cash used in financing activities	(155,000)
Net increase in cash and cash equivalents	82,253
Cash and cash equivalents, beginning of year	1,494
Cash and cash equivalents, end of year	$ 83,747
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Vinton Street Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, previously named Inter-Market Capital Corporation, was formed on November 25, 1985, and its name was subsequently changed on June 17, 2010. The Company is a wholly-owned subsidiary of Inter-Market Financial Corporation (the "Parent"). The Company maintains an office in Port Washington, New York and, on May 28, 2010, opened a new branch office in Seattle, Washington.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

At September 30, 2010, cash and cash equivalents consist of monies held in a broker-dealer money market account.

Accounts Receivable

Fee income earned and expense reimbursements due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Fee income, which includes fees earned from private placement services, is recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company files consolidated federal and state tax returns with its Parent and records its share of the consolidated federal and state tax expense on a separate return basis. Federal and State taxes are recorded as of the date of the financial statements utilizing currently enacted tax laws and rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable, Due from Parent and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment in U.S. Treasury Bills

The Company classifies its U.S. Treasury Bills as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets measured at fair value on a recurring basis as of September 30, 2010:

	Total	Level 1	Level 2	Level 3
Money market funds	$ 83,747	$ 83,747	$ -	$ -
Investments classified as available-for-sale	-	-	-	-
Total	$ 83,747	$ 83,747	$ -	$ -

3) ACCOUNTS RECEIVABLE

Accounts receivable represents fee income earned and expense reimbursements due but not collected as of the financial statement date. These amounts are generally collected within one year. The Company believes its receivables to be fully collectible; accordingly, no allowance for doubtful accounts was recorded for the year then ended.

4) RELATED PARTY TRANSACTIONS

Pursuant to an accommodation expense agreement (the "Agreement") dated October 1, 2008, the Parent provides all support services for the Company including, among others, salaries, office space, legal and utilities in the normal course of its business.

The Company pays an accommodation fee to the Parent equal to one third (there being three companies sharing the office space), plus 10% (to compensate Parent for the expense of the accounting required hereby), of Parent's accommodation expense. For the year ended September 30, 2010, accommodation expense charged from the Parent totaled $4,720. As of September 30, 2010, the Company had a balance due from the Parent of $56,207.

The Company also recognized $40,000 of fee income received from The Owners of Beneficial Interest Certificate No. 6 of the Second Rail Statutory Trust, of which an owner of the Parent company has a 60% interest, and other family members having a combined 20% interest.

5) AGREEMENTS WITH BUYER

During the year ended September 30, 2010, the Company, Parent and Vinton Street Partners LLC (the "Buyer") entered into a Stock Purchase agreement (the "Purchase Agreement"). The closing of the Purchase Agreement is contingent upon certain personnel of the Buyer becoming FINRA-licensed General Securities Principals as well as final approval of the sale by FINRA.

On the same date, the Company, Parent and Buyer entered into a Letter agreement (the "Letter") whereby the Buyer agreed to reimburse the Company for certain expenses incurred, including Washington office start-up costs, accommodation expenses due to Parent (not to exceed $900), annual audit fees, etc., as well as compensate the Company for broker-dealer services performed. The Company is not obligated to repay any expense reimbursements received from the Buyer, even if the sale of the Company does not occur. The Letter is set to terminate upon the earlier of the closing date of the sale or the termination of the Purchase Agreement. For the year ended September 30, 2010, the Buyer paid expense reimbursements and compensation to the Company of $10,392 and $9,178, respectively. As of September 30, 2010, the Company had accounts receivable due from the Buyer totaling $12,284, consisting of fee income and expense reimbursements of $5,044 and $7,240, respectively.

6) RECLASSIFICATION OF ACCUMULATED OTHER COMPREHENSIVE INCOME

Certain errors resulting in recording accumulated other comprehensive income were discovered during the current year. Accordingly, an adjustment of $50,901 was made during the year ended September 30, 2010 to write down the balance to $319 as of the beginning of the year. A corresponding entry was made to increase previously reported retained earnings by $50,901. The restatement had no effect on net earnings for the year ended September 30, 2009 as the errors had occurred in periods prior to the year then ended.

7) INCOME TAX MATTERS.

The provision for income taxes for the year ended September 30, 2010 is as follows:

Current	
Federal	$ 6,228
State	3,367
	9,595
Deferred	
Federal	(44)
State	(24)
	(68)
Total provision for income taxes	$ 9,527

8) CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents. At September 30, 2010, the Company held monies in a money market fund with a national financial institution for the amount of $84,183. These amounts are not insured by the Federal Deposit Insurance Corporation (FDIC). It is the opinion of management that the solvency of the referenced financial institutions is not of particular concern at this time.

Approximately 81% of the Company's revenues were derived from services performed for The Owners of Beneficial Interest Certificate No. 6 of the Second Rail Statutory Trust.

9) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, the Company had net capital of $65,088 which is $60,088 in excess of required net capital of $5,000. The Company's net capital ratio at September 30, 2010 is 0.25 to 1.

10) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Total stockholders' equity			$ 136,865
Non-allowable assets, deductions and charges:			
Accounts receivable		12,284	
Due from parent		56,207	
Prepaid expenses		841	
Total non-allowable assets, deductions and charges			69,332
Net capital before haircuts			67,533
Haircut under (c)(2)(vi)(J)	0.50%	-	
"Funds & Trusts" haircut	2.00%	1,675	
		1,675	
Undue concentration - Rule (c)(2)(vi)(M) for Investments at Market	50.00%	770	
		2,445	2,445
Net capital after haircuts			$ 65,088
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness of $16,214)			$ 1,081
Minimum dollar net capital requirement			5,000
Minimum capital required			5,000
Excess net capital			$ 60,088
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)			$ 63,467
Computation of aggregate indebtedness			
Total aggregate indebtedness in the statement of financial condition			$ 16,214
Percentage of aggregate indebtedness to net capital			25%
Ratio of aggregate indebtedness to net capital			0.25 to 1

See the accompanying notes to the financial statements.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED SEPTEMBER 30, 2010

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	66,103
Differences due to audit adjustments		(1,015)
Net capital, per report pursuant to Rule 17a - 5(d)	$	65,088

See the accompanying notes to the financial statements.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED SEPTEMBER 30, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Stockholders of
Vinton Street Capital Corporation
(A Wholly-Owned Subsidiary of Inter-Market Financial Corporation)
Port Washington, NY

In planning and performing our audit of the financial statements of Vinton Street Capital Corporation (A Wholly-Owned Subsidiary of Inter-Market Financial Corporation) (the "Company") for the year ended September 30, 2010 (on which we issued our report dated November 15, 20), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
November 15, 2010

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-35447

FOR THE YEAR ENDED SEPTEMBER 30, 2010

VINTON STREET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INTER-MARKET FINANCIAL CORPORATION)
TABLE OF CONTENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2010